UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 14, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Colombia Energy Resources, Inc.

File No. 000-32735 - CF#28214

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Colombia Energy Resources, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 30, 2012, as amended on October 26, 2012 and November 6, 2012.

Based on representations by Colombia Energy Resources, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.23	through October 27, 2021
Exhibit 10.24	through March 15, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela Howell
Special Counsel